Exhibit 99.3

Agenda for the Annual General Meeting of Shareholders (AGM) of MYT Netherlands Parent B.V. (the Company) to be held virtually on Thursday, December 2, 2021, starting at 15.00 CET.

1.	Opening

2.	Dutch statutory annual report for the financial year ended 30 June on 2021 (FY 2021)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory accounts for FY 2021*

5.	Discharge

5.1	Proposal to discharge the members of the Management Board from liability for their duties performed during FY 2021*

5.2	Proposal to discharge the members of the Supervisory Board from liability for their duties performed during FY 2021*

6.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM 2 December 2021

Re item 2: Dutch statutory annual report for the financial year ended on 30 June 2021 (FY 2021)

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2021. For further details, please refer to the Dutch statutory annual report for FY 2021.

Re item 3: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2021 will be discussed.

Re item 4: Proposal to adopt the Dutch statutory accounts for FY 2021*

The Dutch statutory accounts for FY 2021 are included in the Company’s Dutch statutory annual report for FY 2021. These have been drawn up by the Management Board and audited by KPMG Accountants N.V. who have issued an unqualified opinion. The auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2021.

Re item 5.1: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability in relation to the exercise of their duties in FY 2021, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 5.2: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability in relation to the exercise of their duties in FY 2021, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.